Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lionheart Acquisition Corporation II (the “Company) on Form S-1 of our report dated February 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Lionheart Acquisition Corporation II (formerly known as Lionheart Acquisition Corp.) as of December 31, 2019 and for the period from December 23, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 27, 2020